FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                      For the month of January 2006 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On January 4, 2006, the Registrant pre-announced its fourth quarter and 2005 revenues. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOWER SEMICONDUCTOR LTD.



Date: January 4, 2006                       By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

                     TOWER SEMICONDUCTOR LTD. PRE-ANNOUNCES
                        FOURTH QUARTER AND 2005 REVENUES


MIGDAL HAEMEK, Israel -- January 4, 2006 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced preliminary unaudited revenues for the fourth quarter and year ended December 31, 2005.

Revenues for the fourth quarter of 2005 are expected to be approximately $31 million, which represents an increase of approximately 50% over revenues for the third quarter of 2005. Revenues for the year ended December 31, 2005 are expected to be approximately $102 million. Tower expects to release its full fourth quarter and year-end results during February 2006.

These results are based on preliminary data for the fourth quarter of 2005 and are subject to adjustments following a completion of the audit of Tower's financial statements.

The rights for Tower's previously announced rights offering are exercisable until January 12, 2006 at 5:00 p.m., New York City time (midnight, Israel time). The rights are transferable and will be listed on the Nasdaq Capital Market under the symbol TSEMR and on the Tel Aviv Stock Exchange under the symbol TSEM.R2. The rights will be listed for trading for a single day only on January 9, 2006.


ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below standard and specialized process technologies, and has the current capacity of up to 15,000 200mm wafers per month. Tower's Web site is located at www.towersemi.com.


Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) variations which may occur between actual reported audit results for 2005 and preliminary results being announced by the Company, (ii) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2, (iii) having sufficient funds to operate the company and to complete the Fab 2 project, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion that may be more severe than our expectations, (v) operating our facilities at satisfactory utilization rates which is critical in order to cover the high level of fixed costs associated with operating a foundry, (vi) the successful completion of the rights offering by the dates set forth in our amended facility agreement, (vii) our ability to meet certain of the covenants stipulated in our amended facility agreement, (viii) our ability to capitalize on increases in demand for foundry services, (ix) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2 and obtaining the approval of the Israeli Investment Center to expand the five-year investment period under our Fab 2 approved enterprise program, (x) attracting additional customers, (xi) not receiving orders from our wafer partners and technology providers, (xii) failing to maintain and develop our technology processes and services, (xiii) competing effectively, (xiv) our large amount of debt, (xv) achieving acceptable device yields, product performance and delivery times, (xvi) the timely development, internal qualification and customer acceptance of new processes and products, and (xvii) business interruption due to terror attacks, earthquakes, and other acts of God.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-2 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. Future results may differ materially from those previously reported. We do not intend to update the information contained in this release.


TOWER CONTACTS:

Tower Semiconductor USA
Michael Axelrod, 408-330-6871
pr@towersemi.com

or

Pacifico Inc.
Mary Curtis, 408-293-8600
mcurtis@pacifico.com